NEWS RELEASE
FROM...
                       [PROLER INTERNATIONAL CORP. LOGO]

                                                FOR FURTHER INFORMATION CONTACT:
                                            Michael Loy, Chief Financial Officer
                                       Phone: (713) 627-3737 Fax: (713) 627-2737

FOR IMMEDIATE RELEASE

              PROLER INTERNATIONAL CORP. AND HUGO NEU CORPORATION
                        SIGN CONFIDENTIALITY AGREEMENT

      Houston, Texas: October 16, 1996 - Proler International Corp. (NYSE:PS) announced today that it has entered into a confidentiality agreement to provide Hugo Neu Corporation certain non-public Proler information. The confidentiality agreement will permit Hugo Neu to conduct a "due diligence" investigation of Proler, as permitted under Proler's previously announced merger agreement with Schnitzer Steel Industries, Inc., in order for Hugo Neu to decide whether or not to make an offer to acquire Proler. In a letter requesting access to this information, Hugo Neu advised Proler that it has not determined whether to make any offer for Proler and that it has not concluded negotiations with lenders to finance an offer if it determines to make one.

      As previously announced, Proler has sued Hugo Neu in Texas for tortious interference with the Schnitzer tender offer and merger, and Hugo Neu has commenced litigation in New York, as well as purported arbitration proceedings, seeking to block Proler's merger with Schnitzer. Hugo Neu has not withdrawn its attacks on the Proler-Schnitzer agreement, and Proler continues to believe such attacks are without any basis and are being pursued by Hugo Neu in bad faith.

      Proler is an environmental services company involved in the recovery and recycling of scrap metals and industrial wastes to produce high-quality, commercial products. Its shares are traded on the New York Stock Exchange under the symbol PS.